UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-30666

NETEASE, INC.

 Room 802, 8/F, China Life Centre

Tower A, One HarbourGate

No. 18 Hung Luen Road

Kowloon, Hong Kong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

In connection with the Company’s conversion to dual primary listing status on the Stock Exchange of Hong Kong Limited, the Company has amended and restated the NetEase, Inc. Amended and Restated 2019 Share Incentive Plan as the NetEase, Inc. Second Amended and Restated 2019 Share Incentive Plan (the “Second Amended and Restated 2019 Plan”), with effect from June 30, 2026. A copy of the Second Amended and Restated 2019 Plan is attached as Exhibit 99.1 to this report on Form 6-K.

This report on Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into our Registration Statement on Form S-8 (File No. 333-234189), as amended.

EXHIBIT INDEX

Exhibit 99.1	NetEase, Inc. Second Amended and Restated 2019 Share Incentive Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

By	:	/s/ William Lei Ding
Name	:	William Lei Ding
Title	:	Chief Executive Officer

Date: July 15, 2026